January 24, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES RESIGNATION OF DIRECTOR

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") announces that Mr. J.R.H. (Dick) Whittington has resigned from his position as a director of the Company. "I want to thank Dick for his contributions to the Company and wish him well in his future endeavors" said Mr. Bob Garnett, Chairman of Great Panther.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.